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                                                                   EXHIBIT 99.13


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

BARRY FELDMAN,

                                            Plaintiff,                CA 18685NC

                              v.

MICHAEL A. ROSENBERG; MARK B. SEGALL; KING OWYANG; EVERETT
ARNDT; LORI LIPCAMAN; GLYNDWR SMITH; VISHAY INTERTECHNOLOGY,
INC. and SILICONIX INCORPORATED,

                                            Defendants



                             CLASS ACTION COMPLAINT

         Plaintiff alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                   THE PARTIES

         1. Plaintiff is the owner of shares of the common stock of Siliconix Incorporated ("Siliconix" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

         2. Siliconix is a corporation duly existing and organized under the laws of the State of Delaware. The Company develops, produces and markets power and analog semiconductor components for the computer, data storage, communications, and automotive markets.

         3. Defendant King Owyang ("Owyang") is and at all times relevant hereto has been President, Chief Executive Officer, and a director of Siliconix.
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         4. Defendant Everett Arndt ("Arndt") is and at all times relevant hereto has been a director of Siliconix. Arndt is also President of Operations of defendant Vishay Intertechnology Inc. ("Vishay"), the Company's 80% majority shareholder.

         5. Defendant Lori Lipcaman ("Lipcaman") is and at all times relevant hereto has been a director of Siliconix. Lipcaman is also Senior Vice President and Controller of defendant Vishay.

         6. Defendant Glyndwr Smith ("Smith") is and at all times relevant hereto has been a director of Siliconix. Smith is also Senior Vice President and an Assistant to the Chief Executive Officer of Vishay.

         7. Defendants Michael A. Rosenberg and Mark B. Segall are and at all times relevant hereto have been directors of Siliconix.

         8. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Siliconix, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full disclosure.

         9. Defendant Vishay is a Delaware corporation with its principal executive offices located at 63 Lincoln Highway, Malvern, Pennsylvania. Vishay owns approximately 80.4% of the Company's outstanding common stock. By virtue of Vishay's majority stock ownership in Siliconix, Vishay is in a fiduciary relationship with plaintiff and the other public stockholders of Siliconix, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

         10. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf all holders of Siliconix common stock, or their successors in interest, who are being and will be harmed by defendants' conduct


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described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

         11.      This action is properly maintainable as a class action.

         12. The Class is so numerous that joinder of all members is impracticable. There are millions of shares of Siliconix common stock outstanding owned by hundreds, if not thousands, of Siliconix public shareholders.

         13. There are questions of law and fact which are common to the Class including, inter alia, the following:

                  (a) whether defendants have improperly engaged in a course of conduct designed to benefit Vishay at the expense of Siliconix's public stockholders; and

                  (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

         14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         15. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of


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the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

         16. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         17. On or about February 22, 2001, Vishay announced that it had offered to acquire the remaining 19.6 percent of Siliconix that it does not already own for approximately $172 or $28.82 per share.

         18. Vishay's offer would provide Siliconix shareholders with a mere 15% premium to the closing price of Siliconix shares on February 21, 2001, the last trading day prior to the offer. Siliconix common stock traded in excess of the offer as recently as January 31, 2001, and traded as high as $165.00 per share within the last year.

         19. Vishay has timed the proposal to freeze out Siliconix's public shareholders in order to capture for itself Siliconix's future potential without paying an adequate or fair price to the Company's public shareholders.

         20. Vishay timed the announcement of the proposed buyout to place an artificial lid on the market price of Siliconix common stock so that the market would not reflect Siliconix's improving potential, thereby purporting to justify an unreasonably low price.

         21. Vishay has access to internal financial information about Siliconix, its true value, expected increase in true value, and the benefits of 100% ownership of Siliconix to which plaintiff and the Class members are not privy. Vishay is using such inside information to benefit itself in this proposed transaction, to the detriment of the Siliconix's public stockholders.


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         22. Vishay has clear and material conflicts of interest and is acting to better its own interest at the expense of Siliconix's public shareholders. Vishay has voting control of the Company and controls its proxy machinery. Vishay has selected and/or controls a majority of Siliconix's directors, with the remaining Siliconix directors beholden to Vishay for their offices and the valuable perquisites which they enjoy therefrom.

         23. Vishay is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Vishay, with the acquiescence of the Individual Defendants, has breached its fiduciary duties to the members of the Class.

         24. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

         25.      Plaintiff and the Class have no adequate remedy at law.

         WHEREFORE, plaintiff prays for judgment and relief as follows:

         A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

         B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

         C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

         D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

         E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;


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         F. Granting such other and further relief as this Court may deem just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                            & GODDESS P.A.


                                        By_____________________________________
                                                 Suite 1401, Mellon Bank Center
                                                 919 N. Market Street
                                                 P.O. Box 1070
                                                 Wilmington, DE  19899
                                                 (302) 656-4433
                                                 Attorneys for Plaintiff

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706


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